Exhibit 99.1

ABN 82 010 975 612

Progen Pharmaceuticals to Present at Acumen BioFin Rodman & Renshaw 9th Annual Healthcare Conference

Brisbane, Australia.  29 October 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced that Justus Homburg, Chief Executive Officer, will present at the Acumen BioFin Rodman & Renshaw 9th Annual Healthcare Conference at the New York Plaza Hotel, on Wednesday, 7 November, 2007 at 3:20 PM EDT (Thursday, 8 November, 2007 at 6:20 AM Brisbane EST).

The audio presentation will be webcast live, and can be accessed on the Company’s website at www.progen-pharma.com.  A replay of the webcast will be available for 90 days thereafter.

Now in its ninth year, the Acumen BioFin Rodman & Renshaw Annual Healthcare Conference is an international informational service and networking opportunity for healthcare companies and investors.  The event is sponsored by leading investment banking firm Rodman & Renshaw, a full service investment bank dedicated to providing investment banking services to companies that have significant recurring capital needs due to their growth and development strategies.

With more than 350 biotechnology companies presenting, the conference provides the opportunity to engage with international investors, venture capitalists, company executives, scientists and industry leaders, as well as experts from the global medical, scientific and investment communities.

About Progen: Progen Pharmaceuticals Limited is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

Progen Information: Justus Homburg Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: justush@progen-pharma.com	Noreen Dillane Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: noreend@progen-pharma.com

Media Relations Australia: Philippa Harris Buchan Consulting T: +61 2 9237 2800 / 0408 465 800 E: pharris@bcg.com.au	Investor Relations Australia: Rebecca Wilson Buchan Consulting T: +61 2 9237 2800 / 0417 382 391 E: rwilson@bcg.com.au

Media Relations USA: Robert D. Stanislaro FD T: 212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith FD T: 212-850-5606 E: evan.smith@fd.com